EXHIBIT 99.1

Emmaus Life Sciences Wins Sweeping Summary Judgment Victory
In Suit Against AFH Holding & Advisory and Amir Heshmatpour

TORRANCE, Calif., May 16, 2013 – Emmaus Life Sciences, Inc., a company dedicated to the discovery, development and commercialization of innovative and cost effective treatments and therapies for rare diseases, today announced that the Superior Court of Delaware granted in full its motion for summary judgment in the company’s lawsuit against AFH Holding & Advisory, LLC (“AFH”) and Amir Heshmatpour.

The court declared as a matter of law that Emmaus has properly canceled all shares of Emmaus common stock held by AFH, that AFH and Mr. Heshmatpour must return to Emmaus all stock certificates representing such shares, and that the letter of intent between Emmaus and AFH pursuant to which such shares were issued has been properly canceled. Arguments to the contrary by AFH and Mr. Heshmatpour were characterized by the court as “patently unreasonable” and “contrary to the unambiguous terms” of the letter of intent.

Emmaus’s fraud claims against AFH and Mr. Heshmatpour remain to be litigated. As part of its decision, the court ruled that Mr. Heshmatpour “is not immune from individual personal liability if he is found to have engaged in fraudulent conduct.”

“We are very pleased with the court’s ruling today,” said Yutaka Niihara, M.D., MPH, President and CEO of Emmaus. “It vindicates our hard-fought effort to end AFH’s interference with Emmaus. We look forward to putting this lawsuit behind us and continuing to focus on our core business.”

About Emmaus Life Sciences
Emmaus is dedicated to the discovery, development and commercialization of innovative and cost-effective treatments and therapies for rare diseases.

For more information, please visit www.emmauslifesciences.com.

Contacts:

Media:
Lori Teranishi for Emmaus Life Sciences, Inc.
415-981-1964

Investors:
Matt Sheldon for Emmaus Life Sciences, Inc.
310-279-5975
msheldon@pondel.com

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